UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BEXIL CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

088577101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	088577101

1	NAMES OF REPORTING PERSONS

Spencer, I.I.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

COMMONWEALTH OF PUERTO RICO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER

Not Applicable*
	6	SHARED VOTING POWER

Not Applicable*
	7	SOLE DISPOSITIVE POWER

Not Applicable*
	8	SHARED DISPOSITIVE POWER

Not Applicable*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Not Applicable*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Not Applicable*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC

* On February 11, 2013, the Reporting Persons filed a Schedule 13G (the “Original 13G”) to reflect beneficial ownership of the Issuer’s Common Stock.  However, in preparing to amend the Original 13G it was noted that on October 1, 2007, the Issuer had filed a Form 15 pursuant to SEC Rule 12g-4(a)(1)(i), providing notice that registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934 had been terminated.  As a result, at the time the Original 13G was filed, the Common Stock was not registered pursuant to Exchange Act Section 12 and therefore beneficial ownership of the Common Stock was not required to be reported pursuant to Exchange Act Section 13(d) and SEC Rule 13d-1 thereunder.  This Amendment No. 1 is being filed to reflect that the Original 13G is withdrawn and will not be further amended.

CUSIP No.	088577101

1	NAMES OF REPORTING PERSONS

Spencer Capital Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER

Not Applicable*
	6	SHARED VOTING POWER

Not Applicable*
	7	SOLE DISPOSITIVE POWER

Not Applicable*
	8	SHARED DISPOSITIVE POWER

Not Applicable*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Not Applicable*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Not Applicable*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC

* On February 11, 2013, the Reporting Persons filed a Schedule 13G (the “Original 13G”) to reflect beneficial ownership of the Issuer’s Common Stock.  However, in preparing to amend the Original 13G it was noted that on October 1, 2007, the Issuer had filed a Form 15 pursuant to SEC Rule 12g-4(a)(1)(i), providing notice that registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934 had been terminated.  As a result, at the time the Original 13G was filed, the Common Stock was not registered pursuant to Exchange Act Section 12 and therefore beneficial ownership of the Common Stock was not required to be reported pursuant to Exchange Act Section 13(d) and SEC Rule 13d-1 thereunder.  This Amendment No. 1 is being filed to reflect that the Original 13G is withdrawn and will not be further amended.

CUSIP No.	088577101

1	NAMES OF REPORTING PERSONS

Spencer Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER

Not Applicable*
	6	SHARED VOTING POWER

Not Applicable*
	7	SOLE DISPOSITIVE POWER

Not Applicable*
	8	SHARED DISPOSITIVE POWER

Not Applicable*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Not Applicable*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Not Applicable*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

* On February 11, 2013, the Reporting Persons filed a Schedule 13G (the “Original 13G”) to reflect beneficial ownership of the Issuer’s Common Stock.  However, in preparing to amend the Original 13G it was noted that on October 1, 2007, the Issuer had filed a Form 15 pursuant to SEC Rule 12g-4(a)(1)(i), providing notice that registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934 had been terminated.  As a result, at the time the Original 13G was filed, the Common Stock was not registered pursuant to Exchange Act Section 12 and therefore beneficial ownership of the Common Stock was not required to be reported pursuant to Exchange Act Section 13(d) and SEC Rule 13d-1 thereunder.  This Amendment No. 1 is being filed to reflect that the Original 13G is withdrawn and will not be further amended.

CUSIP No.	088577101

1	NAMES OF REPORTING PERSONS

Dr. Kenneth Shubin Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER

Not Applicable*
	6	SHARED VOTING POWER

Not Applicable*
	7	SOLE DISPOSITIVE POWER

Not Applicable*
	8	SHARED DISPOSITIVE POWER

Not Applicable*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Not Applicable*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Not Applicable*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* On February 11, 2013, the Reporting Persons filed a Schedule 13G (the “Original 13G”) to reflect beneficial ownership of the Issuer’s Common Stock.  However, in preparing to amend the Original 13G it was noted that on October 1, 2007, the Issuer had filed a Form 15 pursuant to SEC Rule 12g-4(a)(1)(i), providing notice that registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934 had been terminated.  As a result, at the time the Original 13G was filed, the Common Stock was not registered pursuant to Exchange Act Section 12 and therefore beneficial ownership of the Common Stock was not required to be reported pursuant to Exchange Act Section 13(d) and SEC Rule 13d-1 thereunder.  This Amendment No. 1 is being filed to reflect that the Original 13G is withdrawn and will not be further amended.

Item 1(a). Name of issuer:

Bexil Corp.

Item 1(b). Address of issuer's principal executive offices:

P.O. Box 4, Walpole, NH 03608

Item 2(a). Name of person filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i) Spencer, I.I., a company organized under the laws of the Commonwealth of Puerto Rico (“Spencer, I.I.”) with respect to the shares of Common Stock, par value $0.01 per share, of Bexil Corp. (the “Common Stock”) held by it;

(ii) Spencer Capital Holdings Ltd., a company organized under the laws of Bermuda, the sole shareholder of Spencer, I.I., with respect to the Common Stock held by Spencer, I.I.;

(iii) Spencer Capital Management, LLC, a Delaware limited liability company (“SCM”), the investment adviser to Spencer Capital Holdings Ltd., with respect to the Common Stock held by Spencer, I.I.; and

(iv) Dr. Kenneth Shubin Stein, a United States citizen, and the managing member of SCM, with respect to the Common Stock held by Spencer, I.I.

The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

Item 2(b). Address or principal business office or, if none, residence:

Spencer Capital Management, LLC
1350 Avenue of the Americas, 4th Floor
New York, NY 10019

Spencer, I.I.
802 Ave. Fernandez Juncos
San Juan, PR 00907

Spencer Capital Holdings Ltd.
Crawford House, 1st Floor
50 Cedar Avenue
Hamilton HM11, Bermuda

Dr. Kenneth Shubin Stein
c/o Spencer Capital Management, LLC
1350 Avenue of the Americas, 4th Floor
New York, NY 10019

Item 2(c). Citizenship:

Spencer, I.I. is organized under the laws of the Commonwealth of Puerto Rico

Spencer Capital Holdings Ltd. is organized under the laws of Bermuda

Spencer Capital Management, LLC is organized under the laws of the State of Delaware

Dr. Kenneth Shubin Stein is a citizen of the United States of America

Item 2(d). Title of class of securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP No.:

088577101

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);*

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);**

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);***

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

*With respect to Spencer, I.I.

**With respect to Spencer Capital Management, LLC and Dr. Kenneth Shubin Stein, its managing member

***With respect to Spencer Capital Holdings Ltd.

Item 4. Ownership

Not applicable.  On February 11, 2013, the Reporting Persons filed a Schedule 13G (the “Original 13G”) to reflect beneficial ownership of the Issuer’s Common Stock.  However, in preparing to amend the Original 13G it was noted that on October 1, 2007, the Issuer had filed a Form 15 pursuant to SEC Rule 12g-4(a)(1)(i), providing notice that registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934 had been terminated.  As a result, at the time the Original 13G was filed, the Common Stock was not registered pursuant to Exchange Act Section 12 and therefore beneficial ownership of the Common Stock was not required to be reported pursuant to Exchange Act Section 13(d) and SEC Rule 13d-1 thereunder.  This Amendment No. 1 is being filed to reflect that the Original 13G is withdrawn and will not be further amended.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.  Spencer Capital Holdings Ltd. also certifies that, to the best of its knowledge and belief, the foreign regulatory scheme applicable to insurance companies in Bermuda is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions.  Spencer Capital Holdings Ltd. also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 30, 2014	SPENCER, I.I.

	By:	/s/ Scott J. Allan
	Name:	Scott J. Allan
	Title:	Chief Executive Officer

Date: January 30, 2014	SPENCER CAPITAL HOLDINGS LTD.

	By:	/s/ Scott J. Allan
	Name:	Scott J. Allan
	Title:	Chief Executive Officer

Date: January 31, 2014	SPENCER CAPITAL MANAGEMENT, LLC

	By:	/s/ Kenneth Shubin Stein, M.D.
	Name:	Kenneth Shubin Stein, M.D.
	Title:	Managing Member

Date: January 31, 2014	KENNETH SHUBIN STEIN, M.D.

	By:	/s/ Kenneth Shubin Stein, M.D.

EXHIBIT A
AGREEMENT OF JOINT FILING

Spencer, I.I., Spencer Capital Management, LLC, Spencer Capital Holdings Ltd. and Dr. Kenneth Shubin Stein hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them.  This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: January 30, 2014

SPENCER, I.I.

By:	/s/ Scott J. Allan
Scott J. Allan
Chief Operation Officer

SPENCER CAPITAL HOLDINGS LTD.

By:	/s/ Scott J. Allan
Name:	Scott J. Allan
Title:	President, Chief Executive Officer and Director

SPENCER CAPITAL MANAGEMENT, LLC

By:	/s/ Kenneth Shubin Stein, M.D.
Kenneth Shubin Stein, M.D.
Managing Member

KENNETH SHUBIN STEIN, M.D.

By:	/s/ Kenneth Shubin Stein, M.D.